DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Daiwa Capital Markets America Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. (the Company) as of March 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
May 30, 2020

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2020

(In thousands, except share data)

Assets

Cash	$	1,719,066
Cash segregated for regulatory purposes		228,214
Securities purchased under agreements to resell		26,094,509
Financial instruments owned, at fair value		17,920,089
Securities borrowed		2,154,289
Receivable from customers		208,283
Receivable from brokers, dealers, and clearing organizations		190,177
Receivable from affiliates		8,263
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $55,642		10,159
Exchange memberships, at cost (fair value, $1,328)		1,073
Other assets		153,711
Total assets	$	48,687,833

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	30,366,487
Financial instruments sold, but not yet purchased, at fair value		9,462,413
Securities loaned		1,340,818
Payable to brokers, dealers, and clearing organizations		4,244,613
Loans payable		1,112,358
Payable to customers		458,037
Payable to affiliates		239,640
Accounts payable and accrued liabilities		209,288
Total liabilities		47,433,654
Commitments, contingencies and guarantees (Note 14)		
Subordinated borrowings from Parent		200,000
Stockholder's equity		1,054,179
Total liabilities and stockholder's equity	$	48,687,833

See accompanying notes to statement of financial condition.

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. The Company had no transactions in which it was a lender under these agreements. If the Company acts as a borrower in a borrow versus pledged transaction, there is no recognition on the statement of financial condition.

(c)   *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. Principal transactions in regular-way trades are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d)   *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e)   *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, *Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized are classified as income tax expense.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

(f) Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-2, *Leases* (Topic 842), which amended the guidance on accounting for leases. The FASB issued this update to increase transparency and comparability among organizations. This update requires recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted Topic 842 on April 1, 2019, using the modified retrospective method of transition. The Company did not have a cumulative-effect adjustment as of the date of adoption.

This standard resulted in a gross-up on our statement of financial condition due to the recognition of new Right of Use (ROU) assets and lease liabilities on our consolidated balance sheet for real estate and equipment operating leases. As part of our implementation process, we have assessed our lease arrangements and evaluated practical expedient and accounting policy elections to meet the reporting requirements of this standard. We also evaluated the changes in controls and processes that are necessary to implement the new standard. We elected to apply the package of practical expedients on adoption. Consequently, on adoption, we recognized additional operating liabilities, and the related operating lease ROU assets which may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives. The lease payments are discounted using a rate determined in the year the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company uses an incremental borrowing rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The adoption of this ASU did not have a material impact on the Company's statement of financial condition. The majority of this balance is for office space. The Company does not separate lease and non-lease components of contracts for office space leases.

(g) Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. Additionally, in November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments–Credit Losses, which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2019 (April 1, 2020 for the Company). The adoption of this ASU will not have a material impact on the Company's statement of financial condition.

(3) Cash Segregated for Regulatory Purposes

Cash of $2,263,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $81,216,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

Cash of $144,735,000 is segregated in a reserve bank account for Proprietary Accounts of Brokers (PAB) under Rule 15c3-3 of the Securities Exchange Act.

(4)   Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with fair market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2020, the Company has accepted securities with market values of approximately $35.5 billion under resale agreements and pledged securities with market values of approximately $39.8 billion under repurchase agreements, prior to the application of ASC 210, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210. At March 31, 2020, the Company's assets and liabilities were netted by approximately $9.0 billion as a result of the application of ASC 210.

As of March 31, 2020, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2020. These repledged securities have been used in the normal course of business.

(5)   Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2020, the Company has received securities with a market value of approximately $2.1 billion related to its securities borrowed transactions and pledged approximately $1.4 billion related to its securities loaned transactions.

As of March 31, 2020, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2020. These repledged securities have been used in the normal course of business.

(6)   Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. These transactions are effectively short-term collateralized borrowings. While not a material risk, there is a residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. The Company

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

attempts to mitigate these risks by using highly liquid securities as collateral. The Company also monitors the credit risk of the counterparties and the fair value of the collateral pledged in comparison to the contract value of the repurchase and securities lending contracts.

The following table provides the gross contract value of repurchase agreements and securities lending transactions by the type of collateral provided and the term date of the transactions at March 31, 2020 (in thousands):

		Remaining contractual maturity of the agreements			
	Open or continuous contract	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreement transactions:					
U.S. government and agency obligations	$ 267,808	24,863,303	170,816	—	25,301,927
U.S. government agency mortgage-backed obligations	570,722	12,531,058	829,448	—	13,931,228
Japanese government bonds	—	102,057	—	—	102,057
Total	838,530	37,496,418	1,000,264	—	39,335,212
Securities lending transactions:					
U.S. government and agency obligations	$ —	583,616	—	—	583,616
Equity securities	443,540	—	—	—	443,540
Corporate bonds	313,662	—	—	—	313,662
Total	757,202	583,616	—	—	1,340,818
Total Borrowings	$ 1,595,732	38,080,034	1,000,264	—	40,676,030

(7) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210. The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Derivative contracts, such as forward-settling trades, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2020 (in thousands):

	(i) **Gross amounts**	(ii) **Gross amounts offset in the statement of financial condition (1)**	(iii)=(i)-(ii) **Net amounts presented in the statement of financial condition**	(iv) **Gross amounts not offset** **Financial instruments (2)**	**Cash collateral received**	(v)=(iii)-(iv) **Net amount (3)**
Assets:						
Forward-settling trades	$ 682,006	331,153	350,853	—	—	350,853
Securities borrowed	2,154,289	—	2,154,289	2,106,868	—	47,421
Securities purchased under agreements to resell - FICC	10,039,450	7,938,895	2,100,555	2,100,555	—	—
Securities purchased under agreements to resell - non-FICC	25,023,784	1,029,830	23,993,954	23,820,142	155,045	18,767
Total	$ 37,899,529	9,299,878	28,599,651	28,027,565	155,045	417,041
Liabilities:						
Forward-settling trades	$ 851,454	331,153	520,301	—	—	520,301
Securities loaned	1,340,818	—	1,340,818	1,321,440	—	19,378
Securities sold under agreements to repurchase - FICC	12,625,461	7,938,895	4,686,566	4,663,064	—	23,502
Securities sold under agreements to repurchase - non-FICC	26,709,751	1,029,830	25,679,921	25,605,440	36,621	37,860
Total	$ 41,527,484	9,299,878	32,227,606	31,589,944	36,621	601,041

(1) Represents recognized amount of resale and repurchase agreements and forward-settling trades with counterparties subject to legally enforceable agreements that meet the applicable netting criteria as permitted by U.S. GAAP.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of exposure that is not collateralized/covered by pledged collateral.

 (Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

(8) **Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value**

At March 31, 2020, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:		
U.S. government and agency obligations	$	6,681,918
U.S. government agency mortgage-backed obligations		10,636,855
Corporate bonds		250,274
Forward-settling trades		350,853
Options		162
Equities		27
	$	17,920,089
Financial instruments sold, but not yet purchased, at fair value:		
U.S. government and agency obligations	$	8,418,769
U.S. government agency mortgage-backed obligations		327,038
Corporate bonds		196,305
Forward-settling trades		520,301
	$	9,462,413

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2020, the Company has pledged approximately $12.9 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments, which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2020, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Derivative assets			Derivative liabilities		
Derivative contract type	Notional Amount	Fair value	Average Fair value	Notional Amount	Fair value	Average Fair value
Forward-settling trades	$ 20,503,603	350,853	74,778	$ 62,599,001	520,301	103,650
Options	94,050	162	406	—	—	19
Futures	58,501	—	—	481,775	—	—
Total	$ 20,656,154	351,015	75,184	$ 63,080,776	520,301	103,669

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

The Company's activities in forward-settling trades include transactions in securities for which the settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risks.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a)   *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2020 and 2019, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2020 (in thousands):

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government and agency obligations	$ 6,681,918	—	—	6,681,918
U.S. government agency mortgage-backed obligations	—	10,636,855	—	10,636,855
Corporate bonds	—	250,274	—	250,274
Forward-settling trades	—	350,853	—	350,853
Options	162	—	—	162
Equities	27	—	—	27
Financial instruments owned, at fair value	$ 6,682,107	11,237,982	—	17,920,089

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 8,418,769	—	—	8,418,769
U.S. government agency mortgage-backed obligations	—	327,038	—	327,038
Corporate bonds	—	196,305	—	196,305
Forward-settling trades	—	520,301	—	520,301
Financial instruments sold, but not yet purchased, at fair value	$ 8,418,769	1,043,644	—	9,462,413

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended March 31, 2020.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

(b) *Valuation Techniques for Major Assets and Liabilities*

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying securities. The fair value measurements for Level 2 corporate bonds are based on quoted market prices but trade in markets that are considered to be less active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward-settling contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

(9)   Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2020, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	108,835
Clearing organizations		49,400
Margin deposits		27,392
Other		4,550
	$	190,177
Payable to brokers, dealers, and clearing organizations:		
Net payable for unsettled regular-way trades	$	3,898,850
Securities failed to receive		185,789
Payable to affiliates		159,622
Other		352
	$	4,244,613

(10)   Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(11)   Loans Payable

At March 31, 2020, loans payable consisted of the following (in thousands):

Loans payable to Parent	$	491,000
Loans payable to affiliate		621,358
	$	1,112,358

The Company's loans payable to Parent are under $800 million in revolving loan facilities which bear interest at a rate of 1.76%. The Company's loans payable to affiliate consists of $200,000,000 and $400,000,000 loans at rates of $1.99% and 2.55% respectively. They are due on April 14, 2020 and April 6, 2020. The $200,000,000 loan was renewed upon maturity with rate of 1.16% and maturity date of October 14, 2020. In addition, loans payable to affiliate consists of $12,072,000 and $9,286,000 loans at rates of 0.04% and 0.036%, respectively. These loans are denominated in yen, with face value of ¥1.3 billion and ¥1 billion, and are due on April 9, 2020 and August 21, 2020, respectively. The ¥1.3 billion loan was renewed upon maturity with maturity date of October 9, 2020. These loans payable to affiliate are under a ¥100 billion revolving loan facility which the Company shares with the Parent. At March 31, 2020, these loans had interest payable of $1,699,000. These loans are primarily used to finance the Company's securities operations. In addition, as of March 31, 2020, the Company had an available, uncommitted and undrawn revolving unsubordinated loan from

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

an affiliate in the amount of $300 million. The Company also had an available, committed and undrawn revolving unsubordinated loan from Parent in the amount of $100 million.

(12) Subordinated Borrowings

As of March 31, 2020, the Company had a subordinated note payable to the Parent of $200,000,000 with a maturity date of December 31, 2027. The note is treated as equity for the purposes of determining net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the note is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

This note bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. At March 31, 2020, this rate was 1.76%. This liability is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as net capital by the Company in computing net capital under Rule 15c3-1.

(13) Leases

The Company leases office space under non-cancelable operating lease agreements expiring at various dates through the year ending March 31, 2027, some of which include options to extend or to terminate the leases. For the majority of leases entered into during the current period, the Company has concluded it is not reasonably certain that it would exercise the options to extend or terminate the leases. Therefore, as of the lease commencement date, the lease terms generally do not include these options. Minimum future rental on operating leases and information on the remaining average lease term and discount rate at March 31, 2020 are displayed in the following table (in thousands):

Years ending March 31:		
2021	$	8,401
2022		8,821
2023		8,973
2024		8,935
2025		8,900
Thereafter		10,529
Total lease payments		54,559
Less: imputed interest		5,781
(1) Total operating lease liabilities	$	48,778
(2) Operating lease right-of-use assets	$	39,564
Weighted average remaining lease term (in years)		6
Weighted average discount rate		3.7%

(1) Included in accounts payable and accrued liabilities on the statement of financial condition.

(2) Included in other assets on the statement of financial condition.

(14) Commitments, Contingencies, and Guarantees

The Company has a commitment with a vendor for data processing services. The total remaining non-cancelable commitment is $2,505,000 at various dates through the year ending March 31, 2021.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

From time to time, the Company may become involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements of $5.2 billion and $5.3 billion respectively, at March 31, 2020.

(15) Income Taxes

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2020 are as follows (in thousands):

Deferred tax assets:	
Lease liabilities	10,893
Capital losses	7,242
Goodwill	2,345
Deferred compensation	692
Accrued expenses	131
Accrued, but unpaid foreign related party expense	128
Total gross deferred tax assets	21,431
Valuation allowance	(7,242)
Deferred tax assets, net of valuation allowance	14,189
Deferred tax liabilities:	
ROU assets	8,835
Depreciation	88
Total gross deferred tax liabilites	8,923
Net deferred tax assets	$ 5,266

The valuation allowance represents the portion of the Company's deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. Management believes that the realization of the net deferred tax asset of $5,266,000 at March 31, 2020 is more likely than not based on expectations of future taxable income.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

A valuation allowance of $7,242,000 has been maintained against the Company's deferred tax asset related to capital loss carryforward. Based upon the level of historical taxable income and projections for future capital gains, management believes it will not meet the more-likely-than-not criteria. The net decrease during the fiscal year ending March 31, 2020 in the total valuation allowance is $3,268,000, which was primarily attributable to the expiry of a portion of the Company's capital loss carryforwards on March 31, 2020. The Company's remaining capital loss carryforwards expire through March 31, 2025.

Income taxes payable to affiliates of $36,987,000 are included in accounts payable and accrued liabilities on the statement of financial condition as of March 31, 2020.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2017 and later
New York State	March 31, 2016 and later
New York City	March 31, 2016 and later

The Parent files a consolidated federal income tax return that includes the Company. In addition, the Company files state tax returns in various jurisdictions. With few exceptions, the Parent and its consolidated subsidiaries are no longer subject to U.S. federal, state, and local examinations by tax authorities for the years ended before March 31, 2017.

Management has evaluated state tax nexus regulations. The Company does not anticipate that any adjustments would result in a material change to its financial position within the next 12 months. However, the Company anticipates that it is reasonably possible that an additional payment in the amount of $145,000 could be made by March 31, 2021 or thereafter.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Beginning balance April 1, 2019	$	149
Subtractions for prior year state tax nexus positions		(29)
Ending balance March 31, 2020	$	120

As of March 31, 2020, there is $94,000 of unrecognized tax benefit that, if recognized, would affect the annual effective tax rate.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

(16) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2020 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	2,616,404
Financial instruments owned, at fair value		234
Securities borrowed		200,749
Receivable from brokers, dealers, and clearing organizations		4,673
Receivable from affiliates		8,263
Other assets		237
Liabilities:		
Securities sold under agreements to repurchase	$	489,850
Financial instruments sold, but not yet purchased, at fair value		100
Securities loaned		85,433
Payable to brokers, dealers, and clearing organizations		159,643
Loans payable		1,112,358
Payable to customers		158
Payable to affiliates		239,640
Accounts payable and accrued liabilities		37,583
Subordinated borrowings from Parent	$	200,000

(17) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after two months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(18) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movement in market prices are included concurrently in the statement of income.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b)　*Concentrations of Credit Risk*

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2020

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(19) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b.   2% of aggregate debit balances arising from customer transactions, as defined; or

c.   8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange, which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2020, the Company had net capital of $1,139,966,000, which was $1,135,878,000 in excess of the minimum net capital required under Rule 15c3-1.

(20) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 30, 2020, the date at which the statement of financial condition is available to be issued, and determined that there are no other items to recognize or disclose.